Ferreyros

Av Industrial 675
Lima 1 Perú

T 511 336 7070
F 511 336 8331

82-4567

Exemption pursuant to Rule 12g3-2(b)

Submission of: **Other information**

Lima, May 15th ,2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Consolidated Financial Statements as of March 31st, 2007 and our Management Report.

Sincerely yours,

Ferreyros
PATRICIA GASTELUMENDI LO...
Gerente de División Finan...

dlw 6/11

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2007	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Ingresar TC (Trimestral Consolidado)
Periodo:	1	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A. Y SUBSIDIARIAS	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 31 de Marzo del año 2007 y 31 de Diciembre del año 2006
(En miles de nuevos soles)

	Notas	Al 31 de Marzo 2007	Al 31 de Diciembre 2006
Activo			
Activo Corriente			
Efectivo y Equivalentes de efectivo		26,937	48,761
Inversiones Financieras		**0**	**0**
Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Cuentas por Cobrar Comerciales (neto)	3	419,893	315,270
Cuentas por Cobrar a Partes Relacionadas		0	0
Otras Cuentas por Cobrar (neto)		14,932	13,280
Existencias (neto)	4	458,262	402,508
Activos Biológicos		0	0
Activos no Corrientes mantenidos para la Venta		0	0
Gastos Diferidos		12,385	5,493
Otros Activos		0	0
Total Activo Corriente		**932,409**	**785,312**
Activo No Corriente			
Inversiones Financieras		**24,607**	**20,826**
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Inversiones al Método de Participación		22,102	18,023
Otras Inversiones Financieras		2,505	2,803
Cuentas por Cobrar Comerciales	3	41,040	40,754
Cuentas por Cobrar a Partes Relacionadas		0	0
Otras Cuentas por Cobrar		0	0
Existencias (neto)		0	0
Activos Biológicos		0	0
Inversiones Inmobiliarias		0	0
Inmuebles, Maquinaria y Equipo (neto)	5	292,717	267,292
Activos Intangibles (neto)		0	0
Activo por Impuesto a la Renta y Participaciones Diferidos		6,712	7,761
Crédito Mercantil		5,351	0
Otros Activos		1,104	395
Total Activo No Corriente		**371,531**	**337,028**
TOTAL ACTIVO		**1,303,940**	**1,122,340**

	Notas	Al 31 de Marzo 2007	Al 31 de Diciembre 2006
Pasivo y Patrimonio			
Pasivo Corriente			
Sobregiros Bancarios		453	2,212
Obligaciones Financieras		348,025	285,436
Cuentas por Pagar Comerciales		258,549	151,613
Cuentas por Pagar a Partes Relacionadas		0	0
Impuesto a la Renta y Participaciones Corrientes		43,533	24,359
Otras Cuentas por Pagar		45,940	66,372
Provisiones		0	18,342
Pasivos mantenidos para la Venta		0	0
Total Pasivo Corriente		**696,500**	**548,334**
Pasivo No Corriente			
Obligaciones Financieras		164,601	164,061
Cuentas por Pagar Comerciales		0	0
Cuentas por Pagar a Partes Relacionadas		0	0
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0
Otras Cuentas por Pagar		0	0
Provisiones		558	0
Ingresos Diferidos (netos)		6,377	10,889
Total Pasivo No Corriente		**171,536**	**174,950**
Total Pasivo		**868,036**	**723,284**
Patrimonio Neto			
Capital	8	284,196	284,196
Acciones de Inversión		0	0
Capital Adicional		0	0
Resultados no Realizados	8	15,937	15,937
Reservas Legales	8	22,844	13,088
Otras Reservas		0	0
Resultados Acumulados	8	112,927	85,835
Diferencias de Conversión		0	0
Total Patrimonio Neto atribuible a la Matriz		**435,904**	**399,056**
Intereses Minoritarios		0	0
Total Patrimonio Neto		**435,904**	**399,056**
TOTAL PASIVO Y PATRIMONIO NETO		**1,303,940**	**1,122,340**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Marzo del año 2007 y 2006
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2007	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2006
Ingresos Operacionales			
Ventas Netas (ingresos operacionales)	11	510,137	337,983
Otros Ingresos Operacionales		37	116
Total de Ingresos Brutos		**510,174**	**338,099**
Costo de Ventas (Operacionales)		(404,848)	(259,775)
Otros Costos Operacionales		0	0
Total Costos Operacionales		**(404,848)**	**(259,775)**
Utilidad Bruta		**105,326**	**78,324**
Gastos de Ventas		(32,774)	(23,628)
Gastos de Administración		(22,748)	(20,674)
Ganancia (Pérdida) por Venta de Activos		0	0
Otros Ingresos		1,127	0
Otros Gastos		0	(2,855)
Utilidad Operativa		**50,931**	**31,167**
Ingresos Financieros		11,428	12,613
Gastos Financieros		(9,360)	(9,667)
Participación en los Resultados de Partes Relacionadas por el Método de Participación		4,080	394
Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0
Resultado antes de Participaciones y del Impuesto a la Renta		**57,079**	**34,507**
Participación de los trabajadores		(4,528)	(3,040)
Impuesto a la Renta		(15,703)	(10,455)
Utilidad (Pérdida) Neta de Actividades Contínuas		**36,848**	**21,012**
Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0
Utilidad (Perdida) Neta del Ejercicio		**36,848**	**21,012**
Utilidad (Pérdida) Neta atribuible a:			
La Matriz		36,848	21,012
Intereses Minoritarios		0	0
		36,848	**21,012**
Utilidad (Pérdida) Neta del Ejercicio			
Utilidad (Pérdida) Básica por Acción Común	10	0.143	0.081
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000
Utilidad (Pérdida) Neta de Actividades Contínuas			
Utilidad (Pérdida) Básica por Acción Común		0.000	0.000
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2007 y 2006
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2007 al 31 de Marzo de 2007	Del 1 de Enero de 2006 al 31 de Marzo de 2006
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de Bienes o Servicios (Ingresos Operacionales)		394,408	390,605
Honorarios y Comisiones		0	0
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		3,096	2,853
Dividendos (no incluidos en la Actividad de Inversión)		0	0
Regalías		0	0
Otros Cobros de Efectivo Relativos a la Actividad		5,740	10,790
Menos pagos (salidas) por:			
Proveedores de Bienes y Servicios		(449,891)	(375,732)
Remuneraciones y Beneficios Sociales		(49,636)	(31,521)
Tributos		(25,112)	(11,521)
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
Regalías		0	0
Otros Pagos de Efectivo Relativos a la Actividad		(14,826)	(8,528)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**(136,221)**	**(23,054)**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Prestamos a Partes Relacionadas		0	0
Venta de Subsidiarias y otras Unidades de Negocios		0	0
Venta de Inversiones Financieras		0	0
Venta de Inversiones Inmobiliarias		0	0
Venta de Inmuebles, Maquinaria y Equipo		480	843
Venta de Activos Intangibles		0	0
Intereses y Rendimientos		0	0
Dividendos		0	15
Otros Cobros de Efectivo Relativos a la Actividad		0	0
Menos pagos (salidas) por:			
Prestamos a Partes Relacionadas		0	0
Compra de Subsidiarias y otras Unidades de Negocios		0	0
Compra de Inversiones Financieras		(2,197)	0
Compra de Inversiones Inmobiliarias		0	0
Compra de Inmuebles, Maquinaria y Equipo		(3,058)	(1,910)
Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		0	0
Compra y desarrollo de Activos Intangibles		(5,351)	0
Otros Pagos de Efectivo Relativos a la Actividad		129	41
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**(9,997)**	**(1,011)**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de Sobregiros Bancarios		(1,701)	4,981
Emisión y aceptación de Obligaciones Financieras		0	0
Emisión de Acciones o Nuevos Aportes		200,316	126,953
Venta de Acciones Propias (Acciones en Tesorería)		0	0
Otros Cobros de Efectivo Relativos a la Actividad		0	0
Menos pagos (salidas) por:		0	
Amortización o pago de Sobregiros Bancarios		0	0
Amortización o pago de Obligaciones Financieras		(59,963)	(56,121)
Recompra de Acciones Propias (Acciones en Tesorería) a accionistas de la Matriz		0	0
Recompra de Acciones Propias (Acciones en Tesorería) a Intereses Minoritarios		0	0
Intereses y Rendimientos		(5,489)	(7,122)
Dividendos Pagados a accionistas de la Matriz		(1)	0
Dividendos Pagados a Intereses Minoritarios		0	0
Otros Pagos de Efectivo Relativos a la Actividad		(8,768)	(1,426)
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación		**124,394**	**67,265**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**(21,824)**	**43,200**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19919

Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	48,761	0
Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo	0	17,189
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio	**26,937**	**60,389**
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN		
Utilidad (Pérdida) Neta del Ejercicio	36,236	21,012
Más :		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Estimación de Cuentas de Cobranza Dudosa	104	2,514
Desvalorización de Existencias	(2,114)	3,945
Fluctuación del Valor de Activos Biológicos	0	0
Depreciación y Deterioro de Valor del Ejercicio	810	8,377
Amortización de Activos Intangibles	29	41
Amortización de Otros Activos	0	0
Provisiones	14,600	9,330
Pérdida en Venta de Inversiones Financieras	0	0
Pérdida por Instrumentos Financieros Derivados	0	0
Pérdida en Venta de Inversiones Inmobiliarias	0	0
Pérdida en Venta de Inmuebles, Maquinaria y Equipo	0	442
Pérdida en Venta de Activos Intangibles	0	0
Gastos Financieros	0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	(4,082)	0
Impuesto a la Renta y Participación de los Trabajadores	1,862	40
Otros	18,841	7,718
Menos:		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Fluctuación del Valor de Activos Biológicos	0	0
Utilidad en Venta de Inversiones Financieras	0	0
Ganancia por Instrumentos Financieros Derivados	0	0
Utilidad en Venta de Inversiones Inmobiliarias	0	0
Utilidad en Venta de Inmuebles, Maquinaria y Equipo	(943)	0
Utilidad en Venta de Activos Intangibles	0	0
Ingresos Financieros	0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	0	(394)
Impuesto a la Renta y Participación de los Trabajadores	0	0
Otros	(1,347)	0
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS		
(Aumento) Disminución de Cuentas por Cobrar Comerciales	(94,170)	30,530
(Aumento) Disminución de Cuentas por Cobrar a Partes Relacionadas	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	(3,003)	(2,421)
(Aumento) Disminución en Existencias	(66,574)	(34,316)
(Aumento) Disminución en Activos Biológicos	0	0
(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta	0	0
(Aumento) Disminución en Gastos Diferidos	(4,687)	(3,036)
(Aumento) Disminución de Otros Activos	0	0
Aumento (Disminución) de Cuentas por Pagar Comerciales	22,074	(68,476)
Aumento (Disminución) de Cuentas por Pagar a Partes Relacionadas	0	0
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	(53,857)	1,640
Aumento (Disminución) de Provisiones	0	0
Aumento (Disminución) de Pasivos mantenidos para la Venta	0	0
Cobros por:		
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)	0	0
Dividendos (no incluidos en la Actividad de Inversión)	0	0
Diferencia de Cambio	0	0
Pagos por:		
Impuesto a la Renta y Participación de los Trabajadores	0	0
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)	0	0
Provisiones	0	0
Diferencia de Cambio	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación	**(136,221)**	**(23,054)**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Marzo del año 2007 y 2006
(En miles de nuevos soles)

	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto atribuible a la Matriz	Intereses Minoritarios	Total Patrimonio Neto
Saldos al 1ero. de enero de 2006	266,178	0	0	12,303	10,073	0	26,264	0	314,818	0	314,818
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. Ingresos (gastos) reconocidos directamente en Patrimonio	0	0	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	21,012	0	21,012	0	21,012
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	21,012	0	21,012	0	21,012
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el periodo	0	0	0	0	0	0	(13,310)	0	(13,310)	0	(13,310)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	0	0	0	0	0	0	0	0	0	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	0	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	18,018	0	0	(4,199)	3,014	0	(16,833)	0	0	0	0
Saldos al 31 de Marzo de 2006	284,196	0	0	8,104	13,087	0	17,133	0	322,520	0	322,520
Saldos al 1ero. de enero de 2007	284,196	0	0	15,937	13,088	0	85,835	0	399,056	0	399,056
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. Ingresos (gastos) reconocidos directamente en Patrimonio	0	0	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	36,848	0	36,848	0	36,848
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	36,848	0	36,848	0	36,848
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el periodo	0	0	0	0	0	0	0	0	0	0	0
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	0	0	0	0	0	0	0	0	0	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	0	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	9,756	0	(9,756)	0	0	0	0
Saldos al 31 de diciembre de 2007	284,196	0	0	15,937	22,844	0	112,927	0	435,904	0	435,904

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
NOTAS A LOS ESTADOS FINANCIEROS
POR EL PERIODO TERMINADO EL 31 DE MARZO DEL 2007

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 , de las NIIF de la 1 a la 6 y de las SIC de la 1 a la 33.

La NIC 27 (revisada en el 2003) establece principalmente que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2006.

Moneda funcional y de presentación

Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

2) ADQUISICIÓN DE EMPRESA

El 30 de noviembre de 2006 la Compañía suscribió el contrato de adquisición del 100% de las acciones de la empresa Mega Caucho Representaciones S.A.C. , empresa que se dedica principalmente a la venta, distribución y servicio de neumáticos de la marca Good Year, con el objeto de desarrollar y atender el mercado de minería subterránea. La transferencia de las acciones se llevó a cabo el 2 de enero de 2007. Los valores razonables de los activos identificables de dicha empresa fueron los siguientes:

	S/.000
Caja	7
Existencias	1,215
Impuestos pagados por adelantado	324
Inmuebles,mobiliario y equipo, neto	492
Otros activos	50
Pasivo	(2,083)
	5
Crédito mercantil	5,351
Valor pagado	5,356

En adición, como parte del Convenio de transferencia de acciones, el 31 de enero de 2007, Ferreyros S.A.A. efectuó un aporte de capital por S/. 2,083,000 para que Mega Caucho Representaciones S.A.C. cancele íntegramente los pasivos que figuraban en el balance al 2 de enero de 2007

3) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende :

	31-03-07		31-12-06	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	477,889	45,748	371,271	45,249
Intereses diferidos	(13,598)	(4,708)	(11,707)	(4,495)
Provisión para cuentas de cobranza dudosa	(44,398)		(44,294)	
	419,893	41,040	315,270	40,754

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

4) EXISTENCIAS

Este rubro comprende:

	31-03-07	31-12-06
	S/.000	S/.000
Máquinas, motores y automotores	169,365	155,078
Repuestos	109,636	108,490
Mercaderías	27,948	22,560
Servicios de taller en proceso	24,629	23,237
Productos en proceso	5,605	3,472
Materias primas y material de empaque	4,817	3,632
Existencias por recibir	126,656	98,547
	468,656	**415,016**
Provisión para desvalorización de existencias	(10,394)	(12,508)
	458,263	**402,508**

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

	31-03-07	31-03-06
	S/.000	S/.000
Saldo inicial	12,508	19,218
Adiciones del período	2,068	3,945
Aplicaciones por ventas	(4,182)	(232)
Saldo final	**10,394**	**22,931**

5) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Otros Cambios	Saldos Finales
Costo -	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**
Terrenos	53,734	117	(95)	-	-	**53,756**
Edificios y otras construcciones	97,357	103	-	-	-	**97,460**
Instalaciones	11,291	224	-	-	-	**11,515**
Maquinaria y Equipo	133,984	1,668	(1,909)	3,197	-	**136,940**
Maquinaria y Equipo- Flota de Alquiler	113,830	41,847	(18,749)	(5,010)	-	**131,918**
Unidades de Transporte	9,397	241	(222)	-	40	**9,456**
Muebles y Enseres	38,062	1,009	-	-	(40)	**39,031**
Trabajos en Curso	20,353	2,956	-	(1,022)	(163)	**22,124**
	478,008	**48,165**	**(20,975)**	**(2,835)**	**(163)**	**502,199**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador Ge... Mat. 19915

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Otros Cambios	Saldos Finales
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Depreciación Acumulada -						
Edificios y otras construcciones	39,799	796	(11)	-	-	**40,584**
Instalaciones	7,311	146	-	-	-	**7,457**
Maquinaria y Equipo	93,943	2,551	(112)	(3)	(40)	**96,339**
Maquinaria y Equipo-						
Flota de Alquiler	27,309	3,899	(4,779)	(2,502)	-	**23,927**
Unidades de Transporte	7,452	164	(222)	-	-	**7,394**
Muebles y Enseres	30,174	908	-	-	-	**31,082**
	205,988	**8,464**	**(5,124)**	**(2,505)**	**(40)**	**206,783**
Provisión para desvalorización	-4,728	-62	1,023	1,068	0	**(2,699)**
Costo neto	**267,292**					**292,717**

6) EMISIONES Y REEMBOLSOS DE TITULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago: TOTAL	TOTAL	Cte.	Cte.	No Cte.	No Cte.
			US $.000	S/. 000	US $.000	S/. 000	US $.000	S/. 000
Cuarta emisión, Serie A, del primer programa	Julio del 2004	Hasta julio del 2007	7,500	23,880	7,500	23,880		
Primera emisión, Serie B, del primer programa	Diciembre del 2004	Hasta noviembre del 2007	7,500	23,880	7,500	23,880		
Cuarta emisión, Serie A, del primer programa	Setiembre del 2005	Hasta setiembre del 2008	15,000	47,760			15,000	47,760
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	9,375	29,850	2,500	7,960	6,875	21,890
Cuarta emisión, Serie B, del primer programa	Febrero del 2006	Hasta febrero del 2009	10,000	31,840			10,000	31,840
TOTALES			49,375	157,210	17,500	55,720	31,875	101,490

Los bonos corporativos devengan intereses anuales de 6.12.%

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General Mat. 19915

La deuda por papeles comerciales emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Importe US $.000	Importe S/. 000
Primera emisión, Serie B, del segundo programa de instrumentos de corto plazo Ferreyros	Octubre del 2006	Abril del 2007	5,000	15,920
Primera emisión, Serie C, del segundo programa de instrumentos de corto plazo Ferreyros	Octubre del 2006	Julio del 2007	5,000	15,920
Primera emisión, Serie D, del segundo programa de instrumentos de corto plazo Ferreyros	Noviembre del 2006	Noviembre del 2007	10,000	31,840
TOTALES			20,000	63,680

Los intereses devengados por títulos de deuda ascienden a S/.2.9 millones.

La redención de bonos corporativos en el período es como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Tercera emisión, Serie A, del primer programa	Enero del 2007	625	1,990

7) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	2007			2006		
	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	451,532	58,605	510,137	295,820	42,162	337,983
Utilidad de operación	45,974	4,958	50,932	27,324	3,843	31,167
Principales activos:						
Activos fijos	196,284	96,977	293,261	158,219	63,104	221,323
Existencias	386,388	71,874	458,262	276,905	53,373	330,278
Cuentas por Cobrar	388,641	72,292	460,933	227,697	62,313	290,010

8) PATRIMONIO

Por acuerdo de Junta General de Accionistas del 28 de marzo del 2007, se aprobó otorgar facultades al Directorio para que acuerde con posterioridad a los treinta días útiles de la realización de la Junta, la distribución de las utilidades de libre disposición del 2006, que comprende la distribución de dividendos en efectivo y la capitalización del resto luego de restituir el monto del excedente de revaluación capitalizado en exceso en los ejercicios anteriores, con el consecuente aumento de capital y modificación del Artículo 5° del Estatuto Social.

9) CONTINGENCIAS Y COMPROMISOS

Al 31 de marzo del 2007, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.5.7 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.20.7 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 31.3 y S/. 5.2 millones, respectivamente, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006 por un total de S/. 1.1 millones, incluidos intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

e. Al 31 de marzo del 2007, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.2 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 31 de marzo del 2007, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 10.5 millones y US $ 18.1 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 1.8 millones, que garantizan transacciones diversas.

10) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

		Trimestres terminados el:	
		31-03-07	**31-03-06**
Utilidad neta	S/. 000	36,848	21,011
Promedio ponderado de las acciones comunes en circulación		258,360,000	258,360,000
Utilidad básica por acción	S/.	0.143	0.081

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

11) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 31 de marzo que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	31-03-07	31-03-06
	(En miles de soles)	
Ajustes por registro de :		
Transferencias de existencias a inmuebles, maquinarias y equipo	20,782	6,784
Transferencias de inmuebles, maquinarias y equipo a existencias	21,072	10,158

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y subsidiarias durante el período terminado el 31 de marzo del 2007. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil..

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión
Y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

Ferreyros

Para mayor información contactar con:
Liliana Montalvo, Finanzas Corporativas
Teléfonos: (51-1) 3367070, anexo 4163
Email: lmontalvo@ferreyros.com.pe

FERREYROS S.A.A. Y SUBSIDIARIAS

INFORME DE GERENCIA POR EL PRIMER TRIMESTRE DEL AÑO 2007

(Lima, Perú, 15 de mayo del 2007).- Ferreyros distribuidor de bienes de capital en el Perú, anuncia sus resultados financieros consolidados del primer trimestre del 2007.

Las ventas al 31-03-07 ascendieron a S/. 509.2 millones, en comparación con S/. 336.4 millones del mismo periodo del año anterior, un incremento de 51.4%.

La utilidad neta al 31-03-07 ascendió a S/ 36.8 millones en comparación con S/. 21.0 millones del mismo período del año anterior, un aumento de 75.4%. Este incremento en la utilidad neta ha sido alcanzado gracias a un crecimiento de 51.4% en las ventas, lo cual se explica por el dinamismo experimentado por casi todos los sectores económicos en los cuales la Compañía realiza sus operaciones, especialmente por el sector minero debido al aumento del precio de los minerales en el mercado internacional, y por el sector construcción como consecuencia del inicio de importantes obras viales. Adicionalmente, la compañía ha logrado mantener los gastos de administración y de ventas con un crecimiento de 25.3%, muy por debajo del aumento en las ventas de 51.4%.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al primer trimestre del 2007 y 2006. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del 1T 2007 ascendieron a S/. 509.2 millones, en comparación con S/. 336.4 millones del mismo período del año anterior, con un incremento de 51.4 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) fueron superiores en 137.5% a las del 1T 2006 (S/. 301.1 millones en el 1T 2007; S/. 126.8 millones en el 1T 2006), debido principalmente a lo siguiente:

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

- Incremento de 141.5% en la venta de equipos Caterpillar (S/. 233.1 millones en el 1T 2007; S/. 96.5 millones en el 1T 2006), generado por importantes ventas de camiones mineros Caterpillar a clientes de la gran minería y por la demanda creciente de otros equipos Caterpillar por parte de clientes de la mediana minería y de empresas contratistas que efectúan trabajos de construcción y/o desarrollo para empresas de diferentes sectores económicos.
- Aumento de 277.6% en las ventas de la línea automotriz (S/. 31.3 millones en el 1T 2007, S/. 8.3 millones en el 1T 2006); que se explica principalmente por el ingreso al mercado de la nueva línea de vehículos medianos IVECO, cuya venta en el 1T 2007 ascendió a S/. 17.5 millones. Adicionalmente, la renovación del parque automotor ha generado un aumento significativo en la venta de vehículos pesados Kenworth.
- Incremento de 91.6% en las ventas de unidades usadas (S/. 29.8 millones en el 1T 2007, S/. 15.5 millones en el 1T 2006), debido a un aumento en las ventas a empresas contratistas que realizan trabajos de construcción y desarrollo para la mediana y gran minería.

De otro lado, en 1T 2007 las ventas de repuestos y servicios fueron inferiores en 15.3% a las del mismo período del año anterior (S/.152.7 millones en el 1T 2007; S/.180.1 millones en el 1T 2006), debido a que el número de componentes reparados en el 1T 2007 para un cliente importante de la gran minería ha sido significativamente menor que las realizadas en el mismo período del año anterior. Es importante mencionar que, frente a la disminución de 15.3% en las ventas de repuestos y servicios, las ventas de productos principales alcanzaron en el mismo período un incremento de 137.5%.

Por otra parte, los ingresos por alquiler de equipos del 1T 2007 mostraron un incremento de 75.0% en comparación con los registrados en el mismo periodo del año anterior (S/. 6.4 millones el 1T 2007; S/. 3.7 millones en el 1T 2006). Este aumento en las ventas del 1T 2007, debido a un aumento en la demanda de equipos de alquiler, principalmente, por parte de contratistas dedicados a la construcción de carreteras, y de obras de desarrollo para la mediana y gran minería.

UTILIDAD EN VENTAS.- La utilidad en ventas del 1T 2007 ascendió a S/. 105.3 millones, en comparación con S/. 78.3 millones del mismo período del año anterior, un incremento de 34.5%, originado principalmente por un aumento de 137.5% en las ventas de productos principales. En términos porcentuales el margen bruto del 1T 2007 es inferior al del mismo período del año anterior (1T 2007: 20.7%; 1T 2006: 23.3%). Esta disminución se debe, principalmente, a una mayor participación de las ventas de productos principales en la venta total de la compañía (S/. 301.1 millones en el 1T 2007; S/. 126.8 millones en el 1T 2006). Los márgenes brutos de productos principales son más bajos que los obtenidos en las ventas de repuestos y servicios.

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el 1T 2006 a S/. 55.5 millones en comparación con S/. 44.3 millones del mismo período del año anterior, un incremento de 25.3%, debido principalmente a lo siguiente:

- Un aumento de 52.1% en los gastos variables como consecuencia del importante crecimiento de las ventas del período.
- Un aumento moderado de 12.1% en los gastos fijos.

En el primer trimestre del 2007 los gastos de venta y administración representan el 10.9% de las ventas netas frente a 13.2% del mismo período del año anterior.

OTROS INGRESOS (EGRESOS).- En el 1T 2007 se registró en este rubro un ingreso neto de S/. 1.1 millones en comparación con un egreso neto de S/. 2.9 millones del mismo período del año anterior. En el 1T 2007, se incluyó en este rubro principalmente los siguientes conceptos: i) un egreso de S/. 1.3 millones por provisión para desvalorización de existencias, ii) un ingreso de S/. 0.2 millones por resoluciones de contrato, iii) un ingreso de S/. 0.2 millones por alquiler de locales; y iv) otros ingresos netos por S/. 2.0 millones. En el 1T 2006, se registraron en este rubro básicamente los siguientes conceptos: i) un egreso de S/. 3.8 millones por provisión para desvalorización de existencias, ii) un ingreso de S/. 0.4 millones por resoluciones de contrato, iii) un ingreso de S/. 0.2 millones por alquiler de locales; y iv) un ingreso neto de S/. 0.3 millones por otros conceptos.

INGRESOS FINANCIEROS.- Los ingresos financieros del 1T 2007 ascendieron a S/. 10.1 millones en comparación con S/. 8.7 millones del mismo período del año anterior, un incremento de 16.2%, producido principalmente por un aumento en los descuentos por pronto pago otorgados por proveedores del exterior. En el 1T 2007 los pagos efectuados a proveedores del exterior, sujetos a dicho descuento, fueron mayores a los realizados en el mismo período del año anterior, debido a un aumento en las compras de equipos como consecuencia del importante crecimiento de las ventas.

UTILIDAD (PERDIDA) EN CAMBIO.- El 1T 2007 y 1T 2006 incluyen utilidades en cambio por S/. 1.3 millones y S/. 3.9 millones, respectivamente. En ambos periodos la utilidad fue originada por la apreciación del nuevo sol frente al dólar americano (0.4% el 1T 2007 y 2.1% el 1T 2006). En el caso de la Compañía, el importe de las cuentas por pagar en moneda extranjera es mayor que el de las cuentas por cobrar en la misma moneda.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 9.4 millones en el 1T 2007 en comparación con S/.9.7 millones del mismo período del año anterior, una disminución de 3.2%, debido principalmente a la reducción de la tasa promedio de interés de las obligaciones de la compañía. Cabe mencionar que el menor gasto ha sido logrado a pesar del aumento en S/. 96.5 millones en el pasivo sujeto a pago de interés (pasivo promedio 1T 2007: S/.530.8 millones; pasivo promedio 1T 2006: S/.434.3 millones).

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Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

VICTOR ASTETE PALMA
Gerente División Contraloría

PARTICIPACIÓN EN LOS RESULTADOS DE ASOCIADA.- En el 1T del 2007 se registró en este rubro la participación de la Compañía en los resultados de una asociada del sector seguros por S/.4.1 millones. Dicha participación en el mismo período del año anterior ascendió a S/. 0.4 millones.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del primer trimestre del 2007 y 2006 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del 1T 2007 ascendió a S/. 36.8 millones en comparación con S/. 21.0 millones del mismo período del año anterior, un incremento de 75.4%, explicado por un incremento en la utilidad bruta, un aumento en los ingresos financieros, una disminución en los gastos financieros y mayores ingresos diversos; lo cual ha permitido cubrir el incremento de los gastos de administración y ventas, la disminución en la utilidad en cambio, así como aumentar la utilidad neta en S/. 15.8 millones en relación con la obtenida en el mismo periodo del año anterior.

ANALISIS DEL BALANCE GENERAL

Al 31-03-07, el total de pasivos ascendió a S/. 863.0 millones en comparación con S/. 624.3 millones al 31-03-06, un incremento de S/. 238.7 millones. Por otra parte, el total de activos al 31-03-07 ascendió a S/. 1,303.9 millones en comparación con S/. 956.4 millones al 31-03-06, un incremento neto de S/. 347.5 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 170.9 millones, que se explica por: i) aumento de S/. 168.4 por mayores ventas (incluye S/.145.9 millones en facturas por cobrar a corto plazo por ventas a clientes de la gran minería, que serán cobradas en el próximo trimestre), ii) aumento de S/. 4.4 millones por disminución en la provisión para cobranza dudosa; y iii) disminución de S/. 1.9 millones por incremento en intereses diferidos.

b) Aumento neto de Existencias por S/. 128.0 millones debido a: i) aumento de S/.153.6 millones por compras efectuadas en el período para atender el crecimiento de las ventas; ii) disminución neta de S/. 14.4 millones por transferencia de equipos de alquiler y componentes de intercambio del inventario al activo fijo; y iii) disminución de S/. 11.2 millones por incremento de la provisión para desvalorización de existencias.

c) Aumento neto del Activo Fijo por S/. 71.4 millones, que se explica por: i) aumento de S/. 62.0 millones por compras de equipos de alquiler; ii) aumento de S/. 22.1 millones por construcción del nuevo local de la Compañía; iii) aumento de S/.7.4 millones por compra de maquinaria y equipo de taller; iv) incremento neto de S/. 14.4 millones por transferencia de equipo de alquiler y componentes de intercambio del

Ferreyros S.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

inventario al activo fijo; v) disminución de S/. 17..0 millones por ventas de activos fijos; vi) disminución de S/.13.7 millones por aumento en la depreciación acumulada; y vii) disminución de S/. 3.8 millones por aumento en la provisión para desvalorización de activo fijo.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 31-03-07 es de 1.34, inferior al ratio corriente de 1.74 al 31-03-06, debido a transferencias de deudas a largo plazo al pasivo corriente.

El ratio de apalancamiento financiero al 31-03-07 es 1.41 en comparación con 1.43 al 31-03-06. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

La conformación de las obligaciones de la Compañía al 31 de marzo del 2007 se muestra en el anexo 4.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. Y SUBSDIARIAS **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de soles)

	Acumulado al 31-3-2007	%	Acumulado al 31-3-2006	%	Variación %
Ventas Netas	509,242	100.0	336,363	100.0	51.4
Costo de Ventas	(403,916)	-79.3	(258,040)	-76.7	56.5
Utilidad en ventas	**105,326**	**20.7**	**78,323**	**23.3**	**34.5**
Gastos de Ventas y Administ.	(55,522)	-10.9	(44,302)	-13.2	25.3
Otros Ingresos (Egresos), neto	1,127	0.2	(2,855)	-0.8	-139.5
Utilidad en operaciones	**50,931**	**10.0**	**31,166**	**9.3**	**63.4**
Ingresos Financieros	10,142	2.0	8,729	2.6	16.2
Utilidad (Pérdida) en cambio	1,285	0.3	3,884	1.2	n/a
Gastos Financieros	(9,360)	-1.8	(9,667)	-2.9	-3.2
Participación en los resultados de asociada bajo el método de participación patrimonial	4,080	0.8	394	0.1	935.6
Utilidad antes de Participaciones e Impuesto a la Renta	**57,079**	11.2	**34,506**	10.3	65.4
Participaciones	(4,528)	-0.9	(3,040)	-0.9	48.9
Utilidad antes de Impuesto a la Renta	**52,551**	10.3	**31,466**	9.4	67.0
Impuesto a la Renta	(15,703)	-3.1	(10,455)	-3.1	50.2
Utilidad Neta	**36,848**	7.2	**21,011**	6.2	75.4

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Balance General

(En miles de soles)

	31-Mar-07	31-Mar-06	Variación % 31-Mar-07 / 31-Mar-06
Caja y bancos	26,937	60,389	-55.4
Cuentas por cobrar comerciales	419,893	260,223	61.4
Inventarios	458,262	330,278	38.8
Otras cuentas por cobrar	14,932	13,588	9.9
Gastos pagados por adelantado	12,385	9,298	33.2
Activo Corriente	**932,409**	**673,776**	38.4
Cuentas por cobrar comerciales a largo plazo	41,040	29,788	37.8
Inmueble, maquinaria y equipo			
Equipo de alquiler	131,918	74,229	77.7
Otros activos fijos	370,281	348,994	6.1
	502,199	423,223	18.7
Depreciación acumulada	(209,482)	(201,900)	3.8
Inmueble, maquinaria y equipo, neto	292,717	221,323	32.3
Inversiones	24,606	17,859	37.8
Otros activos no corrientes	13,168	13,646	-3.5
Activo no Corriente	371,532	282,616	31.5
Total Activo	**1,303,940**	**956,392**	36.3
Deuda de corto plazo	80,844	67,132	20.4
Otros pasivos corrientes	616,215	320,825	92.1
Pasivo corriente	**697,058**	**387,957**	79.7
Deuda de largo plazo	164,601	236,392	-30.4
Total Pasivo	**861,659**	**624,349**	38.0
Ganancias diferidas	**6,377**	**9,523**	-33.0
Patrimonio	**435,904**	**322,520**	35.2
Total Pasivo y Patrimonio	**1,303,940**	**956,392**	36.3
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	8,508	8,120	
UAIDA	**73,662**	**48,410**	
Ratios Financieros			
Ratio corriente	1.34	1.74	
Apalancamiento Financiero	1.41	1.43	
Valor contable por acción	1.69	1.25	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 3

FERREYROS S.A.A Y SUBSIDIARIAS

Ventas netas por Area de Operaciones
(En miles de soles constantes)

	Acumulado al 31-3-2007	%	Acumulado al 31-3-2006	%	Variación %
Caterpillar					
Gran minería	104,335	20.5	70,796	21.0	47.4
Otros	128,765	25.3	25,733	7.7	400.4
	233,100	45.8	96,529	28.7	141.5
Equipos Agrícolas	6,872	1.3	6,408	1.9	7.2
Automotriz	31,323	6.2	8,295	2.5	277.6
Unidades usadas	29,793	5.9	15,547	4.6	91.6
	301,088	59.1	**126,779**	37.7	137.5
Repuestos y servicios	152,663	30.0	180,137	53.6	-15.3
Alquileres	6,447	1.3	3,683	1.1	75.0
Otras ventas de subsidiarias	49,045	9.6	25,764	7.7	90.4
Total	**509,242**	100.0	**336,363**	100.0	51.4

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-03-2007
Minería	52.5%
Construcción	15.8%
Comercio y Servicios	14.9%
Pesca	2.9%
Agricultura	2.1%
Hidrocarburos	3.8%
Transporte	2.0%
Gobierno	0.8%
Industria	0.5%
Otros	4.9%
Total	100.0%

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 4

FERREYROS S.A.A. Y SUBSIDIARIAS

Conformación del Pasivo al 31 de marzo del 2007
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	104,806	86,002	6,514	12,291
Proveedores:				
Caterpillar	32,350	32,350		
Otros	15,081	15,081		
Papeles Comerciales	19,534	19,534		
Bonos corporativos	49,375	-	17,500	31,875
Caterpillar Financial Services	8,908	-	1,377	7,531
Otros pasivos	40,998	40,998		
Total	271,052	193,965	25,391	51,697

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

END